Exhibit 99.1

Safe Bulkers, Inc. Announces Acquisition of One Newbuild

Panamax-Class Drybulk Vessel

ATHENS, GREECE - July 26, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into a shipbuilding contract for the construction of a Chinese-built, drybulk Panamax-class vessel of 76,000 deadweight tons at a cost favourable in comparison to its most recent acquisitions, with an expected delivery date in 2013.

The Company’s fleet after this newbuild acquisition will expand to 22 vessels with deadweight capacity of approximately 2 million tons by 2013.

Dr. Loukas Barmparis, President of the Company said: “We have contracted to acquire a new Panamax vessel at a very competitive price, in line with our quality standards. We will continue to seek to invest in high quality vessels at attractive prices in order to expand our fleet and our earning capability.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 15 drybulk vessels, all built post-2003, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 895 7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com